PART B -- This part describes certain provisions of your Contract.

CONTRIBUTION LIMITS: (SEE SECTION 3.02): Contributions to the Guaranteed Interest Account are limited to [25%] of each Contribution we accept.

TRANSFER RULES (SEE SECTION 4.02): The maximum amount that may be transferred from the Guaranteed Interest Account to any other Investment Option in any Contract Year is the greatest of:

(a) [25%] of the amount you have in the Guaranteed Interest Account on the last day of the prior Contract Year; or,

(b) the total of all amounts transferred at your request from the Guaranteed Interest Account to any of the other Investment Options in the prior Contract Year; or

(c) [25%] of the total of all amounts transferred into the Guaranteed Interest Account during that Contract Year.

Transfers into the Guaranteed Interest Account are not permitted in the first Contract Year. Thereafter, transfers to the Guaranteed Interest Account will not be permitted if the requested transfer amount would result in a total amount in the Guaranteed Interest Account that is more than [25%] of the Annuity Account Value as of the preceding Business Day.

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No. 2002 DP(GIA/SEL)